Affinion Group Holdings, Inc.

6 High Ridge Park

Stamford, Connecticut 06905

April 11, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549-4561

Attention:	Jan Woo
Attorney-Advisor

Re:	Affinion Group Holdings, Inc.

Registration Statement on Form S-1

Filed May 21, 2010

File No. (333-166993)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Affinion Group Holdings, Inc. (the “Company”) hereby submits its application to withdraw its Registration Statement on Form S-1 (File No. 333-166993), including all exhibits (the “Registration Statement”).

The Company is withdrawing the Registration Statement because it has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Securities and Exchange Commission, no shares of common stock of the Company have been or will be issued or sold under the Registration Statement and all activities in respect of the initial public offering contemplated thereby have been discontinued.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (203) 956-1316 or Rosa A. Testani of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company, at (212) 872-8115.

Very truly yours,

By:	/s/ Todd H. Siegel
Todd H. Siegel
Executive Vice President and Chief
Financial Officer

cc:

Securities and Exchange Commission

Mark P. Shuman

Affinion Group Holdings, Inc.

Sloane Levy

Akin Gump Strauss Hauer & Feld LLP

Rosa A. Testani